UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

American International Industries, Inc
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

02686Y201
(CUSIP Number)

Ephraim Fields
265 East 66th St, #41A
New York, NY 10065
(917)620-8421
ef@echolakecapital.com

Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02686Y201

1. Names of Reporting Persons.

Ephraim Fields
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
New York
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
645,501

8. Shared Voting Power

9. Sole Dispositive Power
645,501

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
645,501
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
6.4%
14. Type of Reporting Person
IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D ("Statement") relates to the common stock, $0.001 par value ("Common Stock"), of American International Industries, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3601 Cien Street, Suite 235, Kemah, TX  77565.

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a) Name; Ephraim Fields (the “Reporting Person”)

(b) Residence or business address; 265 East 66th street, #41A, NY, NY 10065

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Private investor

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; No

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; On July 8, 2010 the Reporting Person entered into a settlement with the Securities and Exchange Commission relating to allegations that on June 30, 2006, the Reporting Person engaged in stock sales intended to delay the requirement of a company that it comply with the internal control provisions promulgated under Section 404 of the Sarbanes-Oxley Act of 2002. The Reporting Person neither admitted nor denied the allegations or finding (except as to jurisdiction and subject matter) but consented to the Order.  As part of the Order, Reporting Person agreed to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, was censured and paid a fifty thousand dollar penalty.  Further information is available at www.sec.gov.

(f) Citizenship; USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 645,501 shares of Common Stock owned by the Reporting Person is approximately $509,922 including brokerage commissions. The shares of Common Stock owned by the Reporting Person were acquired with cash on hand and margin borrowing provided by a brokerage firm.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person originally purchased the Common Stock based on the Reporting Person’s belief that the Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Person intends to review its investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation or the annual election of directors) or operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)            The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on November 15, 2010, which stated that as of November 15, 2010, there were 10,082,269 shares of Common Stock outstanding.  As of the close of business on February 3, 2011 the Reporting Person directly owns 645,501 shares of Common Stock representing approximately 6.4% of the outstanding Common Stock.

 (b)           The Reporting Person has the sole power to vote and dispose of 645,501 shares of Common Stock.

 (c)           See Appendix A for a list of transactions occurring in the last sixty days.

 (d)           Not applicable.

 (e)           Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2011
Date

s/ Ephraim Fields
Signature

Ephraim Fields
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Appendix A

	Shares	Avg. Price
Date	Purchased	Per Share
2/2/2011	6500	$0.70
2/1/2011	66319	$0.71
1/31/2011	28355	$0.71
1/28/2011	51772	$0.69
1/26/2011	2500	$0.62
1/25/2011	5000	$0.68
1/18/2011	2500	$0.64
1/14/2011	15577	$0.72
1/13/2011	40000	$0.70
1/11/2011	12000	$0.68
1/10/2011	17000	$0.63
1/6/2011	22500	$0.58
12/31/2010	27430	$0.61
12/30/2010	99096	$0.62
12/29/2010	10000	$0.60
12/28/2010	22500	$0.58
12/27/2010	20000	$0.60
12/23/2010	29593	$0.58
12/22/2010	10000	$0.58
12/20/2010	16500	$0.60
12/13/2010	10800	$0.43